Exhibit 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Three Months Ended March 31,
	2012	2011
Earnings:
Income from continuing operations before income tax expense (1)(2)	$6,471	$241,655
Fixed charges	11,329	13,114
Adjustment to net distributed income from equity investee	904	1,302
Interest capitalized	(2,244)	(232)
Amortization of previously capitalized interest	111	76
Non-controlling interest	(1,536)	(1,187)

Total	$15,035	$254,728

Fixed Charges:
Interest cost and debt expense	$8,708	$12,445
Interest capitalized	2,244	232
Interest allocable to rental expense(3)	377	437

Total fixed charges	$11,329	$13,114
Preferred dividends	—	240

Total fixed charges and preferred dividends	$11,329	$13,354

Ratio of earnings to fixed charges	1.3x	19.4x

Ratio of earnings to fixed charges and preferred dividends	N/A	19.1x

(1)	Includes a $10.7 million non-cash loss recognized on derivatives for the three months ended March 31, 2012.
(2)	Includes a $255.9 million gain on asset sale and an $18.4 million non-cash loss recognized on derivatives for the three months ended March 31, 2011.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.